July 29, 2025

Allen Gerrard
General Counsel & Board Secretary
LiveWire Group, Inc.
3700 West Juneau Avenue
Milwaukee, WI 53208

       Re: LiveWire Group, Inc.
           Draft Registration Statement on Form S-3
           Submitted on July 25, 2025
           CIK No. 0001898795
Dear Allen Gerrard:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bradley Ecker at 202-551-4985 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing